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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER
                                     0-13984



                                   CUSIP NUMBER
                                     255153108

                                  (Check One):

                      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                      [X]  Form  10-Q  [ ]  Form  N-SAR  For
                          Period Ended: June 30, 2001



                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________



                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRATION INFORMATION


         Full Name of Registrant:   Diversified Corporate Resources, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                    12801 North Central Expressway, Suite 350
                               Dallas, Texas 75243
                           (City, State and Zip Code)




PART II--RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE


State below in reasonable detail the reasons why annual report, quarterly Report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR or portion thereof could not be filed within the prescribed period.

        The Company has not yet finalized certain financial statement presentations. Such problem has resulted in a delay in the filing of the Form 10-Q.


PART IV--OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

 Anthony G. Schmeck                     (972)                   458-8500
    (Name)                           (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                          [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,
both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting an operating loss for the second quarter of 2001. During the same quarter in 2000, the Company reported an operating profit. Until the Form 10-Q is finalized, management of the Company is not inclined to release an estimate of its operating results for the quarter ended June 30, 2001.

                 [The Rest of this Page is Intentionally Blank]

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CORPDAL:65995.1 28722-00003


                      Diversified Corporate Resources, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2001                  By:  /s/ Anthony G. Schmeck
                                       ------------------------------------
Anthony G. Schmeck
                                       Treasurer and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).













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